

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 26, 2007

Rubin Rodriguez
Chief Executive Officer
CARDIFF COMMUNICATIONS, INC.
378 North Main #124
Layton, Utah 84041

Dear Mr. Rodriguez:

We have received and reviewed a letter of resignation from your independent registered public accounting firm dated February 16, 2007. Note that you are required to file an Item 4.01 Form 8-K within four business days from the date of the event. Please file a Form 8-K which includes all of the disclosure requirements of Item 4.01 of Form 8-K.

You should file an amendment in response to these comments on or before April 1, 2007. If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Kyle Moffatt, Accountant Branch Chief